▪info@skyebioscience.com +1 (858) 410-0266	▪11250 El Camino Real, Suite 100 San Diego, CA 92130

FOIA Confidential Treatment
requested by Skye Bioscience, Inc.
pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

December 23, 2024
Via Email
Mr. Frank Wyman
Ms. Bonnie Baynes
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549
Re: Skye Bioscience, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2024
File No. 000-55136
Dear Mr. Wyman and Ms. Baynes:
Skye Bioscience (“Skye” or the “Company”) submits this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 16, 2024 (the “Comment Letter”), relating to the above-referenced filings by the Company. For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in bold, followed by the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filings, as applicable.
Please note that due to the commercially sensitive nature of certain information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to 17 C.F.R. § 200.83 (“Rule 83”). We are redacting the information from the version filed via EDGAR and replacing it with a placeholder marked with “[***].” The Company has provided an unredacted version of this letter to the Staff and filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.
Form 10-Q for the Quarterly Period Ended September 30, 2024
9. Contingencies, page 18
1.Please tell us and quantify the methods and key assumptions underlying the change in estimate for legal contingencies of $4,553,468 that reduced the liability for accrued legal contingencies to $1,792,337 as of September 30, 2024. In particular, explain how the Ninth Circuit court's decision vacating the Cunning Lawsuit judgment and remanding this case back to the District Court supported your release of this litigation loss provision. Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.
Skye acknowledges the Staff’s comments and respectfully advises the Staff that as of the filing date of the Company’s Form 10-Q for the Quarterly Period ended September 30, 2024, filed with the Commission on November 7, 2024 (the “Form 10-Q”), the Company determined that a loss was both probable and reasonably estimable with respect to the Cunning Litigation in accordance with the initial recognition and remeasurement guidance in Accounting Standards Codification (“ASC 450-20-30”) Loss Contingencies and the implementation guidance in subtopic 55-12 Assessing Probability of the Incurrence of a Loss and subtopic 55-18 Assessing Whether

▪info@skyebioscience.com +1 (858) 410-0266	▪11250 El Camino Real, Suite 100 San Diego, CA 92130

FOIA Confidential Treatment
requested by Skye Bioscience, Inc.
pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.
a Loss Is Reasonably Estimable. In addition, the Company referred to the interpretive guidance in Example 2-18 of Deloitte’s Roadmap: Contingencies, Loss and Recoveries, and Guarantees, which specifically addresses a vacated judgment and the possible outcomes that an entity may achieve.
As noted in the Form 10-Q, in January of 2023, a jury rendered a verdict in favor of Ms. Cunning and Ms. Cunning was awarded an aggregate amount of $6,053,468, which included $512,500 in economic damages (e.g., lost earnings, future earnings and interest), $840,960 in non-economic damages (e.g., emotional distress), $1,200,008 in legal fees and $3,500,000 in punitive damages. Skye appealed the judgment in the Cunning Lawsuit to the Ninth Circuit. On October 22, 2024, the Ninth Circuit issued its decision and vacated the judgment and remanded the case back to the District Court of the Central District of California (the “District Court”) for a new trial. The Company expects the new trial to be scheduled in the first quarter of 2025.
In its decision, the Ninth Circuit concluded that the District Court abused its discretion in admitting certain prejudicial evidence relating to the conduct of a former member of the Board of Directors of Skye that should have been excluded under Federal Rule of Evidence 403 because such evidence “had very little probative value, if any at all, and was highly prejudicial.” The Company believes this evidence directly contributed to the excessive punitive damages of $3,500,000 that were awarded by the jury. In addition, in its decision, the Ninth Circuit concluded that the District Court erred in allowing the plaintiff to present evidence of her pre-termination emotional distress damages, which the Company believes directly contributed to the $840,960 in emotional distress damages awarded by the jury. The Ninth Circuit’s decision will limit the evidence that the plaintiff can introduce in the new trial, which the Company believes is likely to reduce the amount of any punitive damages or emotional distress damages the plaintiff would be awarded if the plaintiff was ultimately successful in the new trial.
Additionally, in determining the appropriate change in estimate, the Company considered the factors set forth in ASC 450-20-55-12, including the following in its analysis:
(a)advice from counsel and counsel’s prior experience with similar cases,
(b)the advice of technical accounting advisors,
(c)the likelihood of a subsequent loss if the Company were to be unsuccessful in a subsequent trial given the facts and circumstances that would be inadmissible due to the Ninth Circuit’s decision,
(d)the likelihood of settlement and information obtained during settlement discussions prior to the first trial,
(e)the Company’s possible defenses and counterclaims, and
(f)the case history and the amount of the prior judgment.

[***]. Accordingly, the Company determined that it was appropriate to reduce its estimate as of the date of the filing of the Form 10-Q to reflect the changes to the facts and circumstances surrounding the case as a result of the Ninth Circuit’s decision.
The Company will continue to monitor any developments in the Cunning Lawsuit and, in future annual and interim filings beginning with the Company’s Annual Report on Form 10-K for the period ending December 31, 2024, the Company undertakes to provide the applicable disclosures required by ASC 450-20-50-3 based on the current facts and circumstances at the time of filing, including a statement, if applicable, as to whether a loss is reasonably possible, and if so, the amount or range of loss, if it can be estimated (or a statement that a reasonable estimate cannot be made).

▪info@skyebioscience.com +1 (858) 410-0266	▪11250 El Camino Real, Suite 100 San Diego, CA 92130

FOIA Confidential Treatment
requested by Skye Bioscience, Inc.
pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.
Please do not hesitate to call me at 1-858-243-7964 or email me at ka@skyebioscience.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Sincerely,
/s/ Kaitlyn Arsenault
Kaitlyn Arsenault
Chief Financial Officer

cc: Brennen Brodersen, General Counsel